UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            SCHEDULE 13D
                           (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                      (Amendment No. 1):

           JOHN G. CLARY, TRUSTEE HARLAND W. GERDS TRUST
                        (Name of Issuer)

                    Common Stock, $1.00 Par Value
                   (Title of Class of Securities)

                              182720102
                           (CUSIP Number)

John G. Clary       2850 Thorndike Road, Pasadena, CA 91009 818/792-6023
   (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications)

             Amendment #1 to filing dated August 2, 1984
          (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the
following box                                                  ______

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.




CUSIP No.   182720102                13D                  Page 2 of 4

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)
      Harland W. Gerds             S.S. ###-##-####

2.    Check the appropriate box if a member of a group          (a) [X]

3.    SEC USE ONLY

4.    Source of Funds
           N/A

5.    Check box if disclosure of legal proceedings is required pursuant
      to Item 2(d) or 2(e)                               [_]

6.    Citizenship or Place of Organization
        U.S.A.

7.    Sole Voting Power         (116,549)

8.    Shared Voting Power       N/A

9.    Sole Dispositive Power    N/A

10.   Shared Dispositive Power   N/A

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                     -0-

12.   Check Box if the Aggregate Amount in Row (11) excludes certain shares
                                 ____
13.   Percent of Class represented by amount in Row (11)
                     -0-

14.   Type of Reporting Person
          IN

                                                       Page 3 of 4

                    JOHN G. CLARY, TRUSTEE HARLAND W. GERDS TRUST
                               2850 THORNDIKE ROAD
                             PASADENA, CALIFORNIA 91009


ITEM I.     SECURITY AND ISSUER
            The class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share, of Clary Corporation, a California Corporation (the "Company"). The address of the Company is 1960 So. Walker Avenue, Monrovia, California 91016.

ITEM 2.     IDENTITY AND BACKGROUND
            (a)   Harland W. Gerds
            (b)   c/o John G. Clary, Trustee Harland W. Gerds Trust,
                  2850 Thorndike Road, Pasadena, California 91009.
            (c) Retired Doctor of Dental Surgery, Director of Clary Corporation from September 22, 1983 to January, 1977 when forced to resign due to compounding injuries as a result of an automobile accident.
            (d) Harland W. Gerds has never been convicted in a criminal proceeding.
            (e) Harland W. Gerds has not been a party to a civil pro-ceeding of a judicial or administrative body of competent jurisdiction which resulted in Dr. Gerds becoming subject to a judgment, decree or final order enjoining future violaions of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.
            (f) Harland W. Gerds is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Shares were acquired through personal funds.



                                 Page 4 of 4


ITEM 4.      PURPOSE OF TRANSACTION

             Securities were purchased for long term investment.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

             (a) Harland W. Gerds was the beneficial owner of 116,549 shares of Clary Corporation Common Stock, which con-stitutes 6.45% of the common stock of the Company. These shares are now in the Harland W. Gerds Trust, John G. Clary, cousin of Harland W. Gerds as Trustee of this Trust.
              (b) John G. Clary is Trustee of the Harland W. Gerds Trust has voting power over the securities listed in (a) above. A separate Schedule 13D of John G. Clary is being filed along with filing recognizing the transfer of voting power from Harland W. Gerds to John G. Clary.
              (c) Harland W. Gerds ceased to be a 5% beneficial owner of Clary Common Stock when John G. Clary became Trustee with voting power of the Harland W. Gerds Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

              There are no contracts, arrangements, understandings or re-lationships with respect to the securities of Clary Corporation held by Harland W. Gerds, Trust, John G. Clary, Trustee.

ITEM 7.       EXHIBITS - None

                               S I G N A T U R E

              After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement on Schedule 13D is true, complete and correct.


                                 ----------------------------------------
                                 Harland W. Gerds by John G. Clary, Trustee of Harland W. Gerds Trust and Power of Attorney
Dated March 10, 1998